SEC
Mail Processing
Section

FEB 27 2017

Washington DC
416

17005734

RMS

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response...	12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69627

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Unlu Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Ave
(No. and Street)

New York (City) New York (State) 10177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Portnoff (212) 751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th street (Address) New York (City) NY (State) 10020 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

AUB

OATH OR AFFIRMATION

I David Portnoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unlu Securities Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Contents
Year Ended December 31, 2016

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Stockholder
Unlu Securities Inc.

We have audited the accompanying statement of financial condition of Unlu Securities Inc. as of December 31, 2016. This financial statement is the responsibility of Unlu Securities Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Unlu Securities Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

February 23, 2017

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	439,264
Due from parent		83,653
Prepaid expenses and other assets		18,025
Total assets	$	540,942
Liabilities and stockholder's equity		
Due to parent	$	53,500
Accounts payable and accrued expenses		24,644
Total liabilities		78,144
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		999,990
Accumulated deficit		(537,202)
Total stockholder's equity		462,798
Total liabilities and stockholder's equity	$	540,942

See accompanying notes to financial statement.

1. Organization and Nature of Business

Unlu Securities Inc. (the "Company") is a wholly-owned subsidiary of Ünlu Menkul Degerler A.S. (the "Parent"), a Turkish financial institution. The Company was incorporated in Delaware on February 9, 2015. The Company registered as a broker-dealer under the Securities Exchange Act of 1934 and became a non-clearing member of the Financial Industry Regulatory Authority (FINRA) on February 10, 2016 and commenced operations on the same date.

The Company focuses primarily on sales and trading of Turkish-related fixed income and equity products, including private placements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

Concentration of Risk - Cash

The Company maintains its cash balances in a single financial institution which, at times, exceeds federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents. At December 31, 2016, the balance in excess of insured amounts is approximately $189,000.

Revenue Recognition

The Company recognizes revenues in accordance with GAAP which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectibility is assessed as probable. Securities transactions and the related revenues and expenses are recorded on a trade date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company, a C corporation, accounts for income taxes in accordance with the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation

allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

Related Party Transactions
During the normal course of business, the Parent provides and accounts for a portion of the Company's business activities.

Pursuant to a brokerage and services agreement, the Company earns commission on trades executed and cleared by the Parent. In return the Company pays clearing costs equal to 50% of the commission earned in connection with the agreement. Commission's receivable amounted to approximately $84,000 at December 31, 2016 and are reported as Due from Parent in the accompanying statement of financial condition.

The Company owes the Parent $53,500 for funds received at inception of the Company.

3. Regulatory Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital rule (SEC Rule 15c3-1-a-2-i). The Company has elected the alternative standard, which requires the maintenance of the greater of $250,000 or 2% of aggregate debit items in minimum net capital. At December 31, 2016, the Company had net capital (as defined) of $361,120 which was $111,120 in excess of the required minimum net capital of $250,000.

4. Income Taxes

At December 31, 2016, the Company had federal and state net operating loss carryforwards ("NOL") of approximately $425,000 available to offset future taxable income. These losses expire commencing 2036 through 2037. The Company's net deferred tax asset before valuation allowance was approximately $240,600, primarily as a result of net operating losses and amortization of startup costs. As of December 31, 2016, the Company recorded a full valuation allowance against its deferred tax asset since it is more likely than not that the deferred tax asset will not be realized.

At December 31, 2016, management believes the Company did not have any uncertain tax positions. At December 31, 2016, the Company's income tax return for the year 2015 is subject to examination by the tax authorities.

5. Commitments

In October 2016, the Company renewed its New York office lease through December 2017. Minimum rental payments attributable to the lease agreement are approximately $45,000.

6. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

7. Subsequent Events

On January 17, 2017, the Parent contributed additional capital of $60,000.